FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Cardiome Pharma Corp.

Suite 405-6190 Agronomy Road

Vancouver, BC V6T 1Z3

2.	Date of Material Change

November 18, 2013

3.	News Release

November 18, 2013 – Vancouver, Canada and Geneva, Switzerland

4.	Summary of Material Change

On November 18, 2013, Cardiome Pharma Corp. (“Cardiome”) announced that it has completed the acquisition of Correvio LLC (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland. See attached press release for additional details.

5.	Full Description of Material Change

On November 18, 2013, Cardiome announced that it has completed the acquisition of Correvio, a privately held pharmaceutical company headquartered in Geneva, Switzerland.

Under the terms of the agreement, Cardiome has acquired 100% of Correvio through the purchase of a combination of assets and shares of its subsidiaries in exchange for 19.9% of Cardiome’s outstanding shares (proforma ownership of approximately 16.6%) and a deferred cash consideration of US$12 million. The deferred cash consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually. The adjusted deferred cash consideration must be repaid in full by December 1, 2019.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer
Name:	Jennifer Archibald
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report

November 28, 2013

Per:	“Jennifer Archibald”
Jennifer Archibald,
Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE

Cardiome to Acquire Correvio LLC

Vancouver, Canada and GENEVA, November 18, 2013 — Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has completed the acquisition of Correvio LLC (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland. Key benefits of the transaction include the following:

•	Accelerates Cardiome’s launch of BRINAVESS™ (vernakalant IV) and its transformation into a global commercial organization positioned for future growth

•	Correvio is an EBITDA positive, European, specialty pharmaceutical company selling Aggrastat® (tirofiban HCL) to cardiologists in over 60 countries worldwide with annual revenues of US$30+ million

•	Brings together two highly complementary, in-hospital, intravenous, cardiology products sold through a direct sales force in Europe and via specialty distributors elsewhere

•	Reduces BRINAVESS build out costs and shortens the time to profitability by providing an established operational and financial infrastructure with significant operating cost synergies

•	Transaction expected to be accretive immediately

“The acquisition of Correvio markedly accelerates Cardiome’s recent transformation from a research and development-based company to an integrated, commercial, specialty pharmaceutical company. The Correvio acquisition fulfills many of our immediate strategic needs by providing an operational European platform, global distribution, complementary products and the financial flexibility required to accelerate the launch of BRINAVESS,” stated William Hunter, M.D., Cardiome’s president and CEO. “The cash contribution from synergistic sales of AGGRASTAT will lessen our reliance on external financing by providing low cost, ongoing funding while also shortening our road to profitability.”

“We have worked hard over the years to build a scalable infrastructure to successfully promote and support AGGRASTAT sales worldwide,” stated Bert Van Den Bergh, chairman of Correvio. “It’s exciting to see a growing product like BRINAVESS able to leverage off of our existing hospital-based, cardiology platform and capitalize on significant operational efficiencies.”

Under the terms of the agreement, Cardiome has acquired 100% of Correvio through the purchase of a combination of assets and shares of its subsidiaries in exchange for 19.9% of Cardiome’s outstanding shares (proforma ownership of approximately 16.6%) and a deferred cash consideration of US$12 M. The deferred cash consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually. The adjusted deferred cash consideration must be repaid in full by December 1, 2019.

Conference Call

Cardiome will hold a teleconference and webcast to discuss the acquisition of Correvio at 5:00pm EST (2:00pm Pacific) on Monday, November 18th, 2013. To access the conference call, please dial (416) 764-8688 or (888) 390-0546 and use Conference ID: 08404139. The webcast can be accessed through Cardiome’s website at www.cardiome.com. Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 16, 2013. Please dial 416-764-8677 or 888-390-0541 and enter code 404139 to access the replay.

About Aggrastat®

AGGRASTAT (tirofiban HCl) is a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients. The GP IIIb/IIa receptor is found on the platelet surface and is involved in platelet aggregation. AGGRASTAT prevents fibrinogen from binding to the GP IIb\IIIa receptor, thus blocking platelet aggregation. On October 9, 2013 the German regulatory agency BfArM, acting as the Reference Member State in the European Mutual Recognition Procedure (MRP), gave an approval on the indication statement for AGGRASTAT to include the reduction of major cardiovascular events in patients with acute myocardial infarction (STEMI) intended for primary PCI. Cardiome will support expansion of the AGGRASTAT label in other markets to also include use in STEMI patients.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a specialty biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients suffering from heart disease around the world. Cardiome has one marketed product, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit www.cardiome.com.

About Correvio

Correvio specializes in critical care with a deep understanding of interventional cardiology. Our business approach is to partner with healthcare professionals to help find the best therapeutic solution for their patients. In this context, we measure our success with Aggrastat® according to the number of Major Adverse Cardiac Events (MACE) prevented. Our Medical Information Centre (MIC) is available 24/7/365 to provide medical information support. For additional information about Correvio please visit www.correvio.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:

Cardiome Investor Relations

(604) 676-6993 or Toll Free: 1-800-330-9928

Email: ir@cardiome.com

Investor Contact:

Westwicke Partners, LLC

Robert H. Uhl

Managing Director

(858) 356-5932

robert.uhl@westwicke.com

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